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NEEMA NASSIRI neema.nassiri@dechert.com +1 212 641 5633 Direct +1 212 698 0420 Fax

August 18, 2021

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 842 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Devon Roberson and me of Dechert LLP during a telephonic discussion on August 4, 2021, with respect to your review of Post-Effective Amendment No. 842 (“PEA No. 842”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on June 21, 2021. PEA No. 842 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the primary purpose of registering Loop Class Shares and Seelaus Class Shares of the Goldman Sachs Financial Square Government Fund and the Goldman Sachs Financial Square Treasury Instruments Fund (each, a “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.

Comment: Please respond to our comments in writing and provide the Staff with sufficient time to review your responses prior to the 485(b) filing. Please apply any comments provided with respect to the Prospectus for the Loop Class Shares to the Prospectus for the Seelaus Class Shares, as applicable.

Response: We acknowledge the comments and have addressed them accordingly.

August 18, 2021 Page 2

Prospectuses

2.	Comment: Please consider adding “U.S. Government Securities Risk” as a principal risk of the Goldman Sachs Financial Square Treasury Instruments Fund.

Response: The Registrant respectfully notes that “U.S. Government Securities Risk” addresses risks that are specific to investments in U.S. Government Securities that are neither issued nor guaranteed by the U.S. Treasury and, therefore, are not backed by the full faith and credit of the United States. Because the Goldman Sachs Financial Square Treasury Instruments Fund is limited to investing in only U.S. Treasury Obligations, where the payment of principal and interest is backed by the full faith and credit of the United States, the Registrant does not believe it would be appropriate to include “U.S. Government Securities Risk” as a principal risk of the Fund.

3.

Comment: In connection with the “Additional Summary Information—Buying and Selling Fund Shares” section of the Prospectuses, please supplementally provide us a brief explanation as to what types of other Intermediaries have been authorized by Loop Capital Markets LLC (“Loop”) to offer Loop Class Shares or by R. Seelaus & Co., LLC (“Seelaus”) to offer Seelaus Class Shares of the Funds. In addition, please supplementally clarify the reference to Intermediaries imposing a minimum amount for initial and additional investments and establishing other requirements.

Response: The disclosure concerning authorized Intermediaries refers to the channels through which clients of Loop or Seelaus are permitted to purchase Loop Class Shares or Seelaus Class Shares, respectively. These channels include intermediaries that are registered broker-dealers or that qualify for an exception from status as a broker-dealer (e.g., a bank that is excepted from the definition of “broker” under Section 3(a)(4)(B) of the Securities Exchange Act of 1934 and Registration R thereunder). In addition, some clients may be able to purchase Loop Class Shares or Seelaus Class Shares via order management or similar systems that permit clients to transmit order messages directly to the Funds’ transfer agent (similar to any other direct-to-fund management). The Registrant notes that it has updated this disclosure to reference intermediaries authorized by Goldman Sachs & Co. LLC as opposed to intermediaries authorized by Loop or Seelaus.

With respect to the current disclosure concerning the potential imposition of additional purchase requirements by Intermediaries, including minimum amounts for initial and additional investments, the Registrant confirms that no such requirements are anticipated by the Registrant, Loop or Seelaus. The purpose of this disclosure is instead to generally notify investors of the possibility that Intermediaries may impose additional requirements that are not known to the Registrant and are thus not currently included in the Prospectuses.

August 18, 2021 Page 3

4.	Comment: Please include the financial highlights of at least one distinct share class of the Funds in each Prospectus.

Response: The Registrant has incorporated this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5633 if you wish to discuss this correspondence further.

Sincerely,

/s/ Neema Nassiri

Neema Nassiri

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Devon Roberson, Dechert LLP